SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             SBS Technologies, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                                  Common stock
                  --------------------------------------------
                         (Title of Class of Securities)

                                    78387P103
                            -------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

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                    CUSIP No. 78387P103 13G Page 2 of 5 Pages
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Standish, Ayer & Wood
      #04-1863660

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  |_|
                                                                  (b)  |X|

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Boston, MA.

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                              5.    SOLE VOTING POWER
                                                -0-
      NUMBER OF
        SHARES                6.    SHARED VOTING POWER
     BENEFICIALLY                               -0-
    OWNED BY EACH
      REPORTING               7.    SOLE DISPOSITIVE POWER
     PERSON WITH                                -0-

                              8.    SHARED DISPOSITIVE POWER
                                                -0-

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                -0-

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10.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*


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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                0

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12.   TYPE OF REPORTING PERSON*
          Investment adviser
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE G

      Item 1(a).  Name of Issuer
                  SBS Technologies, Inc.

      Item 1(b).  Address of Issuer's Principal Office
                  2400 Louisiana Blvd. NE
                  AFC Building 5, Suite 600
                  Albuquerque, NM 87110

      Item 2(a).  Name of Person Filing
                  Standish, Ayer & Wood, Inc.

      Item 2(b).  Address of Principal Business Office
                  One Financial Center
                  Boston, MA  02111-2690

      Item 2(c).  Citizenship
                  U.S. (a Massachusetts corporation)

      Item 2(d).  Title of Class of Securities
                  Common Stock

      Item 2(e).  CUSIP Number
                  78387P103

      Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   |_|    Broker or dealer registered under Section 15 of the Act
            (b)   |_|    Bank as defined in Section 3(a)(6) of the Act
            (c)   |_|    Insurance Company registered under Section 3(a)(19) of
                         the Act
            (d)   |_|    Investment company registered under Section 8 of the
                         Investment Company Act
            (e)   |X|    Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940
            (f)   |_|    Employee Benefit Plan, Pension Fund which is subject to
                         the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund: see Section
                         240.13d-1(b)(1)(ii)(F)
            (g)   |_|    Parent Holding Company, in accordance with Section
                         240.13d- 1(b)(ii)(G) (Note: See Item 7)
            (h)   |_|    Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(H)

SCHEDULE G

      Item 4.     Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount beneficially owned:    NONE
      (b)   Percent of Class:             0%
      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                                          NONE
            (ii)  shared power to vote or to direct the vote:
                                          NONE
            (iii) sole power to dispose or to direct the disposition of:
                                          NONE
            (iv)  shared power to dispose or direct the disposition of:
                                          NONE

      Item 5.     Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

      Item 6.     Ownership of More than Five Percent on Behalf of Another
                  Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

SCHEDULE G

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not Applicable

      Item 8.     Identification  and  Classification of Members of the Group.

                  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not Applicable

      Item 9.     Notice of Dissolution of Group

                  Not Applicable

      Item 10.    Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      Signature

      After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date:  January 31, 2000

                        Signature:  ________________________

                       Name/Title:  ________________________
                                    Beverly Banfield
                                    Associate Director/Compliance Officer